MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)

ITEM 1 Reporting Issuer

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6

(the “Company”)

ITEM 2 Date of Material Change

December 21, 2006

ITEM 3 Press Release

A press release was disseminated on December 21, 2006 through various approved media, and was filed through the SEDAR system on December 21, 2006.

ITEM 4 Summary of Material Change

Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) announces an update on the progress of programs at the Hollister Development Block (HDB) Project at its Hollister gold-silver property on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Basin in South Africa.

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of December 2006

/s/ Ferdi Dippenaar Ferdi Dippenaar
CEO and Director
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GB GOLD
GREAT BASIN GOLD EXPLORATION & DEVELOPMENT PROGRAMS PROGRESSING AS PLANNED
December 21, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) (“Great Basin” or the “Company”) announces an update on the progress of programs at the Hollister Development Block (HDB) Project at its Hollister gold-silver property on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Basin in South Africa.
To the end of November at the HDB Project in Nevada, all planned advances on the decline and the lateral drifting have been completed, and all planned diamond drill stations have been established. A total of 7,045 feet of underground development has been completed, including over 200 feet of drifting along the Gwenivere vein. In addition, approximately 73% of the 55,000–foot (15,250 meters) underground diamond drilling program, designed to define the mineral resources for the feasibility study, is completed. A total of 40,300 feet (12,280 meters) have been drilled in 112 drill holes.
Hecla Mining Company is earning a 50% interest in the HDB Project, a portion of the Hollister property, by funding and operating a two-stage exploration and development program designed to take the HDB Project through feasibility and potentially to commercial production. Scheduled completion of the feasibility study is in the second quarter of 2007.
Concurrently at the Burnstone project in South Africa, excavation of a planned 2,180-meter decline to access a bulk sample began at the end of August 2006 and has been advanced some 346 meters. Training programs for site personnel have been very successful, resulting in a consistent increase in the rate of advance for the decline. Surface infrastructure to support the mining activities has also been established, and a seamless transition from the bulk sampling program to mining operations is expected once a mining license has been received.
A program designed to upgrade the mineral resources in Area 1, which form the basis for production as described in the May 2006 Burnstone Feasibility Study, is also now about 90% complete. An additional 5,720 meters in five holes were drilled in 2006 for this purpose. Assay results have been received for six of the 15 holes, and a new estimate will be completed in the first quarter of 2007 once all results have been compiled.
Exploration drilling, designed to increase confidence in the mineral resources in Area 2, located south of Area 1 on the Burnstone property, is also approximately 90% complete. Ten holes, totalling 6,120 meters, were drilled. Results from this drilling program could result in an expanded and optimized mine plan for Burnstone.
Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release. For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin (“the Company”) expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.